EXHIBIT 99.1

                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.


                   UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                       FOR THE THREE AND SIX MONTHS ENDED

                             JUNE 30, 1996 AND 1995




                            EXHIBIT 99.1 (Continued)

                       PART I - FINANCIAL INFORMATION


ITEM 1.  FINANCIAL STATEMENTS

a)                 CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                           CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                                           June 30,     December 31,
                                                             1996           1995
                                                         (Unaudited)       (Note)
 Assets
   Cash and cash equivalents                              $   3,160     $   2,225
   Investments in limited partnerships                          387           460
   Other assets                                               4,566         5,725
   Investment properties:
     Land                                                    10,452        10,452
     Building and related personal property                  96,883        94,906
                                                            107,335       105,358
     Less accumulated depreciation                          (70,612)      (68,167)
                                                             36,723        37,191

                                                          $  44,836     $  45,601

 Liabilities and Partners' Deficit
   Accounts payable and accrued liabilities               $   2,123     $   3,035
   Mortgage notes and interest payable                       24,964        25,050
   Master loan and interest payable                         248,488       233,490
                                                            275,575       261,575

 Partners' Deficit
   General partner                                           (2,307)       (2,159)
   Limited partners                                        (228,432)     (213,815)
                                                           (230,739)     (215,974)

                                                          $  44,836     $  45,601

Note: The balance sheet at December 31, 1995, has been derived from the audited financial statements at that date but does not include all the information and footnotes required by generally accepted accounting principles for complete financial statements.

           See Accompanying Notes to Consolidated Financial Statements


                            EXHIBIT 99.1 (Continued)

b)                 CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)
                        (in thousands, except unit data)

                                  Three Months Ended           Six Months Ended
                                       June 30,                    June 30,
                                   1996          1995         1996          1995
 Revenues:
    Rental income                $ 5,117       $ 6,075      $  9,959      $ 12,129
    Other income                      41            43            56            58
          Total revenues           5,158         6,118        10,015        12,187

 Expenses:
    Operating                      2,904         3,768         6,001         7,619
    General and administrative       210           458           367           674
    Depreciation and
       amortization                1,343         1,630         2,662         3,207
    Interest                       7,868         6,523        15,723        15,330

          Total expenses          12,325        12,379        24,753        26,830

    Loss on disposition
       of property                   (15)           (2)          (27)           (9)
    Casualty gain                     --            --            --            45

 Net loss                        $(7,182)      $(6,263)     $(14,765)     $(14,607)

 Net loss allocated
    to general partner (1%)      $   (72)      $   (63)     $   (148)     $   (146)
 Net loss allocated
    to limited partners (99%)     (7,110)       (6,200)      (14,617)      (14,461)

                                 $(7,182)      $(6,263)     $(14,765)     $(14,607)

           See Accompanying Notes to Consolidated Financial Statements


                            EXHIBIT 99.1 (Continued)

c)                 CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

             CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS' DEFICIT
                                  (Unaudited)

                 For the Six Months Ended June 30, 1996 and 1995
                                 (in thousands)


                                       General       Limited
                                       Partner       Partners          Total
 Partners' deficit at
   December 31, 1994                  $ (1,780)      $(176,260)      $(178,040)

 Net loss for the six months
   ended June 30, 1995                    (146)        (14,461)        (14,607)

 Partners' deficit at
   June 30, 1995                      $ (1,926)      $(190,721)      $(192,647)

 Partners' deficit at
   December 31, 1995                  $ (2,159)      $(213,815)      $(215,974)

 Net loss for the six months
   ended June 30, 1996                    (148)        (14,617)        (14,765)

 Partners' deficit at
   June 30, 1996                      $ (2,307)      $(228,432)      $(230,739)

           See Accompanying Notes to Consolidated Financial Statements


                            EXHIBIT 99.1 (Continued)

d)                 CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)
                                 (in thousands)

                                                                  Six Months Ended
                                                                       June 30,
                                                                 1996           1995
 Cash flows from operating activities:
    Net loss                                                  $(14,765)      $(14,607)
    Adjustments to reconcile net loss to net
     cash provided by operating activities:
     Depreciation and amortization                               2,701          3,210
     Loss on disposition of property                                27              9
     Casualty gain                                                  --            (45)
     Change in accounts:
         Other assets                                            1,137         (1,047)
         Accounts payable and accrued liabilities                 (911)         1,049
         Interest on Master Loan                                14,805         15,113
         Due to affiliates                                          --           (918)
         Interest payable                                           63             11

             Net cash provided by operating activities           3,057          2,775

 Cash flows from investing activities:
    Property improvements and replacements                      (2,164)        (1,429)
    Proceeds from sale of securities available
     for sale                                                       --            195

             Net cash used in investing activities              (2,164)        (1,234)

 Cash flows from financing activities:
    Advances on Master Loan                                        367             --
    Principal payments on Master Loan                             (175)            --
    Principal payments on notes payable                           (149)          (296)
    Loan costs paid                                                 (1)            --

             Net cash provided by (used in)
               financing activities                                 42           (296)

 Net increase in cash and cash equivalents                         935          1,245

 Cash and cash equivalents at beginning of period                2,225          3,393
 Cash and cash equivalents at end of period                   $  3,160        $ 4,638
 Supplemental disclosure of cash flow
    information:
     Cash paid for interest                                   $    815        $ 1,121

           See Accompanying Notes to Consolidated Financial Statements


e)                 CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)



Note A - Basis of Presentation

The accompanying unaudited consolidated financial statements of Consolidated Capital Equity Partners, L.P. ("CCEP") have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of ConCap Holdings, Inc. ("General Partner"), all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and six month periods ended June 30, 1996, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 1996.

Certain reclassifications have been made to the 1995 information to conform to the 1996 presentation.

Consolidation

CCEP owns a 75% interest in a limited partnership ("Western Can, Ltd.") which owns 444 De Haro, an office building in San Francisco, California. CCEP's investment in Western Can, Ltd. is consolidated in CCEP's financial statements. No minority interest liability has been reflected for the 25% minority interest because Western Can, Ltd. has a net capital deficit and no minority liability exists with respect to CCEP.

The operations for the six months ended June 30, 1995, for The Carlton House Apartment and Office Building ("The Carlton House") are consolidated in CCEP's financial statements pursuant to accounting guidelines regarding notes receivable in-substance foreclosed. The Carlton House was transferred to a wholly owned subsidiary of Consolidated Capital Institutional Properties ("CCIP") in a series of transactions on November 30, 1995.

Note B - Related Party Transactions

CCEP paid property management fees based upon collected gross rental revenues for property management services in each of the six month periods ended June 30, 1996 and 1995. Fees paid to affiliates of Insignia during the six month periods ended June 30, 1996 and 1995, are included in operating expenses on the consolidated statement of operations and are reflected in the following table. The Partnership Agreement ("Agreement") also provides for reimbursement to the General Partner and its affiliates for costs incurred in connection with the administration of CCEP activities. The General Partner, and its current affiliates, received reimbursements for the six months ended June 30, 1996 and 1995, as reflected in the following table.

Note B - Related Party Transactions (continued)

Also, CCEP is subject to an Investment Advisory Agreement between the Partnership and an affiliate of ConCap Holdings, Inc. ("CHI"). This agreement provides for an annual fee, payable in monthly installments, to an affiliate of CHI for advising and consulting services for CCEP's properties. Advisory fees paid pursuant to this agreement are included in general and administrative expenses on the consolidated statement of operations and are reflected in the following table:

                                                     For the Six Months Ended
                                                             June 30,
                                                      1996               1995
                                                           (in thousands)

    Property management fees                           $500              $615
    Investment advisory fees                             91               129
    Lease commissions                                    26                --
    Reimbursement for services of affiliates (1)        239               300


   (1) Included in "reimbursements for services of affiliates" for 1996 is approximately $39,000 in reimbursements for construction oversight costs.

The decrease in property management fees for the six months ended June 30, 1996, as compared to the six months ended June 30, 1995, is the result of the transfer of The Carlton House to CCIP on November 30, 1995.

In addition to the compensation and reimbursements described above, interest payments are made to and loan advances are received from CCIP pursuant to the Master Loan Agreement, which is described more fully in the 1995 Annual Report. Interest payments made during the six month periods ended June 30, 1996 and 1995, were $0 and approximately $918,000, respectively. (See further discussion in "Note C"). Advances of approximately $367,000 were made under the Master Loan Agreement during the six months ended June 30, 1996. Principal payments of approximately $175,000 were made on the Master Loan during the six months ended June 30, 1996.

On July 1, 1995, CCEP began insuring its properties under a master policy through an agency and insurer unaffiliated with the General Partner. An affiliate of the General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the current year's master policy. The current agent assumed the financial obligations to the affiliate of the General Partner who receives payments on these obligations from the agent. The amount of CCEP's insurance premiums accruing to the benefit of the affiliate of the General Partner by virtue of the agent's obligations is not significant.

Note C - Master Loan and Accrued Interest Payable

The Master Loan principal and accrued interest payable balances at June 30, 1996, and December 31, 1995, are approximately $248.5 million and approximately $233.5 million, respectively.

Terms of Master Loan Agreement

Under the terms of the Master Loan Agreement, interest accrues at a fluctuating rate per annum adjusted annually on July 15 by the percentage change in the U.S. Department of Commerce Implicit Price Deflator for the Gross National Product subject to an interest rate ceiling of 12.5%. The interest rates for each of the three and six month periods ended June 30, 1996 and 1995, was 12.5%. Payments are currently payable quarterly in an amount equal to "Excess Cash Flow", generally defined in the Master Loan Agreement as net cash flow from operations after third-party debt service and capital expenditures. Any unpaid interest is added to principal, compounded annually, and is payable at the loan's maturity. Any net proceeds from sale or refinancing of any of CCEP's properties are paid to CCIP under the terms of the Master Loan Agreement. The Master Loan Agreement matures in November 2000.

CCIP invested approximately $367,000 in CCEP during the six months ended June 30, 1996, as additional advances under the Master Loan. CCEP used the funds to pay for deferred maintenance and capital improvements on certain properties which collateralize the Master Loan. A portion of the advance was used to pay additional expenses related to the December 1995 financing of six of CCEP's investment properties. Also, a portion of the advance was used to pay taxes on behalf of 1801 Tower Inc., a wholly owned subsidiary.

During the six months ended June 30, 1996, CCEP paid approximately $175,000 to CCIP as principal payments on the Master Loan. Approximately $101,000 was due to the return of a real estate tax escrow set up at the time of the December 1995 financing of a certain CCEP investment property. This escrow was held until CCEP was able to provide proof of payment to the mortgage lender. Cash received on certain investments by CCEP, which are required to be transferred to CCIP per the Master Loan Agreement, accounted for approximately $74,000.

Note D - Note Receivable Deemed In-Substance Foreclosed

Prior to the transfer of The Carlton House from CCEP to CCIP on November 30, 1995, CCEP held the "Carlton House Note" which was secured by a deed of trust on The Carlton House with a scheduled maturity in 1995. According to the note terms, interest accrued at 10% and compounded monthly on principal plus accrued but unpaid interest. The note receivable had been in default since 1991. As described more fully in the 1995 audited financial statements, the required debt service payments were reduced to only the amount of net cash flow from The Carlton House. In 1995 no interest income was recognized as no cash related to the note receivable was received by CCEP.

Summarized below are the results of operations of The Carlton House that are included in CCEP's financial statements for the six months ended June 30, 1995, prepared on the same basis as CCEP's financial statements. Any intercompany balances between the Partnership and The Carlton House have been eliminated in CCEP's consolidated financial statements and the summarized financial statements set forth below:

                                                       For the Six Months Ended
                                                            June 30, 1996
                                                            (in thousands)

 Revenues:
    Rental income                                            $ 2,908
    Other income                                                  14
         Total revenues                                        2,922

 Expenses:
     Operating                                                 2,217
     Depreciation and amortization                               517
     Interest                                                      1
     Administrative                                               93
         Total expenses                                        2,828
             Net income                                      $    94